

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 10, 2017

Jeffrey P. Bezos
President, Chief Executive Officer and Chairman of the Board
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

      **Re: Amazon.com, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2015
           Filed January 29, 2016
           File No. 0-22513**

Dear Mr. Bezos:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ William H. Thompson

                      William H. Thompson
                      Accounting Branch Chief
                      Office of Consumer Products